OAO RBC Information Systems

75/9 Leninsky Prospekt, Moscow 119261 Tel: 363 1111 Fax: 363 1125 E-mail: ir@rbc.ru

06019209

December 06, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W., Washington, D.C. 20549-1004

SUPPL

Subject: File No. 82-34864

Please find attached the following documents from OAO RBC Information Systems, foreign private investor: notice of Information that could seriously affect the value of company`s securities, notice of Information that could seriously affect the value of company's securities, notice of Information that could seriously affect the value of company`s securities, notice of Information that could seriously affect the value of company`s securities, material fact notice «Information on the issuer`s record dates», material fact notice «Information on the consolidation of 5 percent or more of the joint-stock company`s common shares by one of its shareholders». The attached documents are supplied pursuant to Rule 12g3-2(b).

Yours faithfully

Yury Rovensky
General Director

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «РБК Информационные Системы» * МОСКВА *

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING SECTION
DEC 11 2006
WASH. D.C.
186

Notice of information
that could seriously affect the value of a joint-stock company's securities

1. General Information	
1.1. Issuer's full corporate name (name of a non-profit organization)	*Open Joint-Stock Company RBC Information Systems*
1.2. Issuer's short corporate name	*OAO RBC Information Systems*
1.3. Issuer's address	*75/9 Leninsky Prospekt Moscow 119261*
1.4. Issuer's primary state registration number (OGRN)	*1027700381851*
1.5. Issuer's taxpayer ID	*7736206959*
1.6. Issuer's unique code assigned by the registration authority	*05214-A*
1.7. Address of the website used by the Issuer to disclose information	*http://www.rbcinfosystems.ru*
1.8. Name(s) of the printed periodical(s) used by the Issuer to publish information	*Supplement to the Bulletin of the Federal Financial Markets Service*

2. Contents of the Notice

On the change in the size of the share of members of the joint-stock company's Board of Directors (Supervisory Board), members of the collegial executive body, as well as of a person holding the office (performing the duties) of the joint-stock company's sole executive body, including a management company or a manager, in the joint-stock company's authorized capital, or in the authorized capitals of its subsidiaries or affiliates, and/or a change in the percentage of common shares owned by the above persons in the joint-stock company or its subsidiaries or affiliates.

1. **Full name and position of the person whose share in the issuer's authorized capital has changed:**
Alexander Morgulchik, member of the issuer's Board of Directors
2. **Full corporate name and address of the entity in whose authorized capital this person's share has changed:**
Open Joint-Stock Company RBC Information Systems
75/9 Leninsky Prospekt, Moscow 119261
3. **The size of this person's share in the issuer's authorized capital prior to the change:** 11.68%;
This person's percentage of the issuer's common shares prior to the change: 11.68%
4. **The size of this person's share in the issuer's authorized capital after the change :** 11.47%;
This person's percentage of the issuer's common shares after the change: 11.47%
5. **The date on which the change in this person's share in the issuer's capital became known to the issuer:** December 1, 2006.

3. Signature		
3.1. General Director	(Signature)	Yury Rovensky
3.2. Date: December 4 20 06	Seal	

«РБК Информационные Системы» МОСКВА

Notice of information
that could seriously affect the value of a joint-stock company's securities

1. General Information	
1.1. Issuer's full corporate name (name of a non-profit organization)	*Open Joint-Stock Company RBC Information Systems*
1.2. Issuer's short corporate name	*OAO RBC Information Systems*
1.3. Issuer's address	*75/9 Leninsky Prospekt Moscow 119261*
1.4. Issuer's primary state registration number (OGRN)	*1027700381851*
1.5. Issuer's taxpayer ID	*7736206959*
1.6. Issuer's unique code assigned by the registration authority	*05214-A*
1.7. Address of the website used by the Issuer to disclose information	*http://www.rbcinfosystems.ru*
1.8. Name(s) of the printed periodical(s) used by the Issuer to publish information	*Supplement to the Bulletin of the Federal Financial Markets Service*

2. Contents of the Notice

On the change in the size of the share of members of the joint-stock company's Board of Directors (Supervisory Board), members of the collegial executive body, as well as a person holding the office (performing the duties) of the joint-stock company's sole executive body, including a management company or a manager, in the joint-stock company's authorized capital, or in the authorized capitals of its subsidiaries or affiliates, and/or a change in the percentage of common shares owned by the above persons in the joint-stock company or its subsidiaries or affiliates.

1. **Full name and position of the person whose share in the issuer's authorized capital has changed:** Dmitry Belik, member of the issuer's Board of Directors
2. **Full corporate name and address of the entity in whose authorized capital this person's share has changed:**
Open Joint-Stock Company RBC Information Systems
75/9 Leninsky Prospekt, Moscow 119261
3. **The size of this person's share in the issuer's authorized capital prior to the change:** 10.88%;
This person's percentage of the issuer's common shares prior to the change: 10.88%
4. **The size of this person's share in the issuer's authorized capital after the change:** 10.67%;
This person's percentage of the issuer's common shares after the change: 10.67%
5. **The date on which the change in this person's share in the issuer's capital became known to the issuer:** December 1, 2006.

3. Signature

3.1. General Director	(signature)	Yury Rovensky
3.2. Date: December 4, 2006	Seal	

«РБК Информационные Системы» МОСКВА

Notice of information
that could seriously affect the value of a joint-stock company's securities

1. General Information	
1.1. Issuer's full corporate name (name of a non-profit organization)	***Open Joint-Stock Company RBC Information Systems***
1.2. Issuer's short corporate name	***OAO RBC Information Systems***
1.3. Issuer's address	***75/9 Leninsky Prospekt Moscow 119261***
1.4. Issuer's primary state registration number (OGRN)	***1027700381851***
1.5. Issuer's taxpayer ID	***7736206959***
1.6. Issuer's unique code assigned by the registration authority	***05214-A***
1.7. Address of the website used by the Issuer to disclose information	***http://www.rbcinfosystems.ru***
1.8. Name(s) of the printed periodical(s) used by the Issuer to publish information	***Supplement to the Bulletin of the Federal Financial Markets Service***

2. Contents of the Notice

On the change in the size of the share of members of the joint-stock company's Board of Directors (Supervisory Board), members of the collegial executive body, as well as of a person holding the office (performing the duties) of the joint-stock company's sole executive body, including a management company or a manager, in the joint-stock company's authorized capital, or in the authorized capitals of its subsidiaries or affiliates, and/or a change in the percentage of common shares owned by the above persons in the joint-stock company or its subsidiaries or affiliates.

1. **Full name and position of the person whose share in the issuer's authorized capital has changed:**
German Kaplun, member of the issuer's Board of Directors
2. **Full corporate name and address of the entity in whose authorized capital this person's share has changed:**
Open Joint-Stock Company RBC Information Systems
75/9 Leninsky Prospekt, Moscow 119261
3. **The size of this person's share in the issuer's authorized capital prior to the change:** 11.5%;
This person's percentage of the issuer's common shares prior to the change: 11.5%
4. **The size of this person's share in the issuer's authorized capital after the change:** 11.29%;
This person's percentage of the issuer's common shares after the change: 11.29%
5. **The date on which the change in this person's share in the issuer's capital became known to the issuer:** December 1, 2006.

3. Signature		
3.1. General Director	_______________ (signature)	Yury Rovensky
3.2. Date: December 4, 2006	Seal	

«РБК Информационные Системы»

that could seriously affect the value of a joint-stock company's securities

1. General Information	
1.1. Issuer's full corporate name (name of a non-profit organization)	*Open Joint-Stock Company RBC Information Systems*
1.2. Issuer's short corporate name	*OAO RBC Information Systems*
1.3. Issuer's address	*75/9 Leninsky Prospekt Moscow 119261*
1.4. Issuer's primary state registration number (OGRN)	*1027700381851*
1.5. Issuer's taxpayer ID	*7736206959*
1.6. Issuer's unique code assigned by the registration authority	*05214-A*
1.7. Address of the website used by the Issuer to disclose information	*http://www.rbcinfosystems.ru*
1.8. Name(s) of the printed periodical(s) used by the Issuer to publish information	*Supplement to the Bulletin of the Federal Financial Markets Service*

2. Notice

Information about the decision to convene an extraordinary general shareholders' meeting made by the Board of Directors of OAO RBC Information Systems.

Date of the meeting of the joint-stock company's Board of Directors at which the foregoing decision was made: ***November 29, 2006.***

Date and number of the minutes of the meeting of the joint-stock company's Board of Directors at which the foregoing decision was made: ***Minutes No. 59 dated November 29, 2006.***

Statement of the decision made by the joint-stock company's Board of Directors:

To convene an extraordinary general meeting of the Company's shareholders.

To hold the extraordinary general meeting in the form of simultaneous attendance of shareholders with prior distribution of voting ballots.

To approve the following venue for the extraordinary general meeting and registration of its participants: RBC Offices, Building 1, 78 Profsoyuznaya Street, Moscow.

Date of the extraordinary general meeting: January 23, 2007.

The extraordinary general meeting will open at: 11 a.m.

Registration of the meeting's participants will begin at: 10 a.m.

Deadline for submitting voting ballots: January 20, 2007.

Postal addresses to which completed voting ballots may be sent:

ZAO IRCOL, Building 1, 3/4 Boyarsky Pereulok, Moscow 107078;

OAO RBC Information Systems, Building 1, 78 Profsoyuznaya Street, Moscow 117393.

Record date for the extraordinary shareholders' meeting: December 8, 2006.

The agenda of the extraordinary shareholders' meeting:

1. Approval of related-party transactions.

2. Approval of amendments to the Company's Articles of Association.

3. Signature

3.1. General Director ____________ Yury Rovensky

(Signature)

3.2. Date: November 29, 2006 Seal

«РБК Информационные Системы»
МОСКВА

Material Fact Notice
"Information on issuer's record dates"

1. General Information	
1.1. Issuer's full corporate name (name of a non-profit organization)	*Open Joint-Stock Company RBC Information Systems*
1.2. Issuer's short corporate name	*OAO RBC Information Systems*
1.3. Issuer's address	*75/9 Leninsky Prospekt Moscow 119261*
1.4. Issuer's primary state registration number (OGRN)	*1027700381851*
1.5. Issuer's taxpayer ID	*7736206959*
1.6. Issuer's unique code assigned by the registration authority	*05214-A*
1.7. Address of the website used by the Issuer to disclose information	*http://www.rbcinfosystems.ru*
1.8. Name(s) of the printed periodical(s) used by the Issuer to publish information	*Supplement to the Bulletin of the Federal Financial Markets Service*
1.9. Code(s) of material fact notice(s)	*0805214A29112006*

2. Notice
2.1. Type, category, series and other identification characteristics of the registered securities: ***common registered shares of OAO RBC Information Systems (state registration No. 1-03-05214-A).***
2.2. The purpose of making a list of holders of registered securities: ***participation in an extraordinary general shareholders' meeting***.
2.3. The date of making the list of holders of registered securities: ***December 8, 2006.***
2.4. The date of the minutes of the meeting (session) of the issuer's authorized body where the decision on the date of making the list of holders of the issuer's registered securities, or another decision to be held as the basis for determining the date of making such a list, was made: ***minutes of the meeting of the Board of Directors of RBC Information Systems No. 59 dated November 29, 2006.***

3. Signature		
3.1. General Director	_____________ (signature)	Yury Rovensky
3.2. Date: November 29, 2006	Seal	

«РБК Информационные Системы»

Material Fact Notice

"Information on the consolidation of 5 percent or more of the joint-stock company's common shares by one of its shareholders"

1. General Information	
1.1. Issuer's full corporate name (name of a non-profit organization)	*Open Joint-Stock Company RBC Information Systems*
1.2. Issuer's short corporate name	*OAO RBC Information Systems*
1.3. Issuer's address	*75/9 Leninsky Prospekt Moscow 119261*
1.4. Issuer's primary state registration number (OGRN)	*1027700381851*
1.5. Issuer's taxpayer ID	*7736206959*
1.6. Issuer's unique code assigned by the registration authority	*05214-A*
1.7. Address of the website used by the Issuer to disclose information	*http://www.rbcinfosystems.ru*
1.8. Name(s) of the printed periodical(s) used by the Issuer to publish information	*Supplement to the Bulletin of the Federal Financial Markets Service*
1.9. Code(s) of material fact(s)	

2. Notice

1. Full corporate name:
T. Rowe Price International Funds, Inc., T. Rowe Price Emerging Europe & Mediterranean Fund

2. Percentage of the issuer's common shares owned by the above individual/ entity prior to the change: 4.581%

3. Percentage of the issuer's common shares owned by the above individual/ entity following the change: 5.013%.

4. Date when the change in the percentage of the issuer's common shares owned by the above individual/ entity became known to the issuer: November 28, 2006.

3. Signature		
3.1. General Director	(signature)	Yury Rovensky
3.2. Date November 28, 2006	Seal	

«РБК Информационные Системы»